AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        --------------------------------

                                 INFOVISTA S.A.
                       (Name of Subject Company (Issuer))

                        --------------------------------

                                 INFOVISTA S.A.
                        (Name of Filing Person (Offeror))

                        --------------------------------

     Options granted on or after September 1, 2000 Under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista 2001 Employee Stock Option Plan
          to subscribe to Ordinary Shares, nominal value 0.54 euro per
                   Ordinary Share, held by eligible employees
                         (Title of Class of Securities)

                        --------------------------------

                                    456817105
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)

                        --------------------------------

                                   Emily Carey
                                 General Counsel
                                    InfoVista
                            6, rue de la Terre de Feu
                         91952 Courtaboeuf Cedex, France
                               011-33-164-86-79-00
                          (Name, address and telephone
               number of person authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                            John J. Cannon, III, Esq
                              John A. Morrison, Esq
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000


                            Calculation of Filing Fee
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    Transaction Valuation*                              Amount of Filing Fee
--------------------------------------------------------------------------------
         $ 2,290,509                                            $ 458
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that new options to subscribe to 654,820 ordinary shares of InfoVista S.A. having an aggregate value of $ 2,290,509 as of August 30, 2001 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the
     Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 458
Form or Registration No.: Schedule TO
Filing party: InfoVista S.A.
Date filed: August 30, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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



     This Amendment No. 2 amends the tender offer statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 30, 2001, as amended, by InfoVista S.A., a societe anonyme, or limited liability company, organized under the laws of the Republic of France (the "Company"). The Schedule TO relates to an offer by the Company to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan (the "2001 Option Plan") to subscribe to the Company's ordinary shares, nominal value 0.54 euro per share ("Ordinary Shares"), for new options ("New Options") to subscribe to Ordinary Shares to be granted under the 2001 Option Plan, upon the terms and subject to the conditions described in the Offer to Grant dated August 30, 2001 (the "Offer to Grant") attached as Exhibit (a)(1) to the Schedule TO and the related email to eligible employees, attached as Exhibit (a)(2) to the Schedule TO, the form of election to renounce the right to the benefit of all outstanding options, attached as Exhibit (a)(3) to the Schedule TO, and the notice of withdrawal, attached as Exhibit (a)(4) to the Schedule TO. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Offer to Grant or in the Schedule TO.


     Item 6. Purposes of the Transactions and Plans or Proposals.

     Item 6 (c) "Plans" of the Schedule TO is hereby amended to read as follows:

     Except as set forth in the Offer to Grant under the captions "Information Concerning InfoVista", "Additional Information" and "Miscellaneous", the Company does not have any plans, proposals or negotiations that relate to or would result in any of the events described in Item 1006(c) of Regulation M-A.



     Item 12. Exhibits.

     A. On page 11 of the Offer to Grant filed as Exhibit (a)(1) to the Schedule TO, the third sentence under Q&A No. 28 is hereby amended to read as follows:

     "In addition, although we currently intend to accept the renunciation of the right to the benefit of your options three days after the expiration of this offer, if we have not previously accepted your renunciation, you may withdraw your renunciation at any time after October 26, 2001."

     B. On page 22 of the Offer to Grant filed as Exhibit (a)(1) to the Schedule TO, the sixth sentence of the paragraph under the caption "The Offer - Procedure for Renouncing the Right to the Benefit of Your Eligible Options - Determination of validity, rejection of options, waiver of defects, no obligation to give notice of defects" is hereby amended to read as follows:

     "We also reserve the right to waive any of the conditions of the offer for all options and all option holders, or any defect or irregularity in any renunciation of any particular options or for any particular option holder."

     C. On page 22 of the Offer to Grant filed as Exhibit (a)(1) to the Schedule TO, the third sentence of the second paragraph under the caption "The Offer - Withdrawal Rights" is hereby amended to read as follows:

     "In addition, unless we previously accepted the renunciation of your options pursuant to the offer, you may withdraw your renunciation of the benefit to the options at any time after October 26, 2001."

     D. On page 23 of the Offer to Grant filed as Exhibit (a)(1) to the Schedule TO, the first sentence of the first paragraph under the caption "The Offer - Acceptance of the Renunciation of the Right to the Benefit of your Eligible Options and Issuance of New Options" is hereby amended to read as follows:

     "Upon the terms and conditions of the offer and promptly following the expiration date, we will accept and give effect to your renunciation of the right to the benefit of the eligible options if your renunciation has been properly submitted to us and has not been validly withdrawn before the expiration date."

     E. On page 23 of the Offer to Grant filed as Exhibit (a)(1) to the Schedule TO, the fourth sentence of the first paragraph under the caption "The Offer - Acceptance of the Renunciation of the Right to the Benefit of your Eligible Options and Issuance of New Options" is hereby amended to read as follows:

     "If we accept your renunciation after October 26, 2001, the period in which the new options will be granted will be similarly delayed."

     F. On page 30 of the Offer to Grant filed as Exhibit (a)(1) to the Schedule TO, the fifth sentence of the second paragraph under the caption "Legal Matters; Regulatory Approvals" is hereby amended and supplemented as follows:

     "In addition, French law and other applicable laws and regulations limit the timing of grants of options for various reasons. For example, a board of directors may not grant options if it is in possession of material non-public information or if such information has been released publicly less than ten trading days prior to the board meeting. Another limitation under French law relates to the prohibition to grant options within ten trading days of the release by a company of financial statements."

     G. On page 39 of the Offer to Grant filed as Exhibit (a)(1) to the Schedule TO, the last sentence of the first paragraph under the caption "Information Concerning InfoVista - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is hereby amended as follows:

     "40,000 of these options to subscribe to our ordinary shares (approximately 6% of the total number of eligible options) are eligible under the offer, all of which are owned by one executive officer, Peter Mao Lawn Fah. InfoVista has not solicited the view of such executive officer as to whether he intends to participate in the offer, nor has InfoVista entered into any arrangements with him in this regard."

     H. On page 3 of the Election Form filed as Exhibit (a)(3) to the Schedule TO, point 1. of the second paragraph is hereby amended to read as follows:

     "1. I agree to all of the terms and conditions of the Offer;"

     I. On page 6 of the Election Form filed as Exhibit (a)(3) to the Schedule TO, the last sentence of the first paragraph under the caption "3. Withdrawal of your renunciation" is hereby amended to read as follows:

     " In addition, although the Company currently intends to accept your renunciation of the right to the benefit of the Eligible Options on October 2, 2001 after the expiration of the Offer, if we have not previously accepted your renunciation of the right to the benefit of the Eligible Options, you may withdraw your renunciation of the right to the benefit of the Eligible Options at any time after October 26, 2001."

     J. Exhibit (a)(7) to this Amendment No. 2 is hereby filed as Exhibit (a)(7) to the Schedule TO.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                    INFOVISTA S.A.


                                    By: /s/ Alain Tingaud


                                    Name: Alain Tingaud
                                    Title: Chairman and Chief Executive Officer


Dated: September 21, 2001

                                  EXHIBIT INDEX



  Exhibit Number                    Description
  --------------                    -----------

     (a)(7) Form of reminder email sent to eligible employees on September 21, 2001

                                 Exhibit (a)(7)

         Form of reminder email sent to employees on September 21, 2001





Dear All,

                **** Deadline for return of Form of Election ****

               12:00 Midnight New York Time on September 27, 2001.

In accordance with the instructions in the Offer to Grant Exhibit (A)(1) and in particular the instructions on the Form of Election which is Exhibit (A)(3), the Form of Election must be correctly completed and signed by you and and received by InfoVista at the address specified on the the Form of Election on or before the deadline.

The Offer to Grant and the Form of Election form part of the Schedule TO which was issued to you all on August 30, 2001 and filed with the Securities & Exchange Commission on the same date.

We urge you to read carefully the Offer to Grant and other exhibits to the Schedule TO before you make any decision with respect to the Offer to Grant. In response to comments from the SEC, we have made minor changes to the Schedule TO, notably to change from October 27 to October 26, 2001 the date after which you may withdraw your renunciation if InfoVista has not previsouly accepted your renunciation pursuant to the Offer to Grant. We have attached for your information the text of such changes.

Emily Carey
General Counsel